FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          JANUARY 2010

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [_]              No        [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________


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


                                TABLE OF CONTENTS

Document 1          News Release dated January 18, 2010
Document 2          Material Change Report dated January 18, 2010

                                                                      Document 1

                                                               AMADOR GOLD CORP.
                                                   #711-675 WEST HASTINGS STREET
                                                  VANCOUVER, B.C. CANADA V6B 1N2
                                                         TELEPHONE: 604-685-2222
                                                               FAX: 604-685-3764
                                                          www.amadorgoldcorp.com

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FOR IMMEDIATE RELEASE:  JANUARY 18, 2010                               TSX-V:AGX


                                AMADOR GOLD CORP.
       - PRIVATE PLACEMENT AMENDED & CLOSED & APPOINTMENT OF NEW DIRECTORS

AMADOR GOLD CORP. (TSX-V: AGX) is pleased to announce an amendment to and the closing of a private placement previously announced December 18, 2009 and amended on January 4, 2010. The total number of units is increased from 23,500,000 to 25,540,250 for total proceeds of $2,043,220. Each of the flow through units consisted of one flow through common share and one non flow through non transferable share purchase warrant entitling the holder to purchase one additional common share for two years at the price of $0.10 per share. Each of the non flow through units consisted of one non flow through common share and one non-flow through, non transferable share purchase warrant entitling the holder to purchase one additional common share for five years at a price of $0.10 per share in years one and two, $0.15 per share in year three and $0.20 per share in years four and five. The units are priced at $0.08 per unit. Any shares issued pursuant to the private placement will be subject to a four month hold period.

In connection with the transactions, cash commissions totalling $128,186 were paid to Research Capital Corp., Limited Market Dealer Inc., Haywood Securities Inc., Redplug Capital Corp. and Sylvia Wong Tang. Included in the private placement was the sale of 13,750,000 flow-through units to MineralFields Group.

The proceeds of the private placement will be used for exploration expenditures on the Company's Ontario mineral properties as well as for general working capital.

Mr. John de Jong has been appointed a director of Amador Gold Corp. effective December 29, 2009. Mr. de Jong has an extensive background in management, organizational protocols and project development which will serve the company well. He is the general manager of operations for Klondike Silver Corp in British Columbia and Yukon including Klondike Silver Corp's mining and milling operation at Sandon, BC. He is also a director of Abitibi Mining Corp., Chalice Diamond Corp., Golden Chalice Resources Inc., Kalahari Resources Inc., Klondike Gold Corp., Klondike Silver Corp., Sedex Mining Corp. and Zinccorp Resources Inc.

Mr. Darcy Hughes has also been appointed a director of Amador Gold Corp. effective December 29, 2009. Mr. Hughes has been involved with mineral exploration since 1983 and has served on the boards of various publicly traded companies in the mining and petroleum exploration fields, as well as private mining and manufacturing companies. He is the VP Corporate Admin and owner of Pro CNC, a manufacturing business in Bellingham, Washington, and is a director of the following Hughes Exploration Group publicly traded mining companies; Abitibi Mining Corp., Amador Gold Corp., Chalice Diamond Corp., Golden Chalice Resources Inc., Klondike Gold Corp., Klondike Silver Corp. and Sedex Minerals Corp.

ABOUT MINERALFIELDS
MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Information about the MineralFields Group is available at WWW.MINERALFIELDS.COM.

ABOUT AMADOR GOLD
Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada. These projects include the Loveland gold-copper-nickel project program and the Horwood gold project.

CONTACT INFORMATION
Corporate Inquiries:     Kevin Hull or Alan Campbell, INVESTOR RELATIONS
Phone:                   (604) 685-2222
Email:                   info@amadorgold.com
Website:                 www.amadorgoldcorp.com

         THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE
                   ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

                                                                      Document 2

                             MATERIAL CHANGE REPORT

TO:      British Columbia Securities Commission
         Alberta Securities Commission
         TSX Venture Exchange

ITEM 1. NAME AND ADDRESS OF COMPANY - AMADOR GOLD CORP., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

ITEM 2.  DATE OF MATERIAL CHANGE - January 18, 2010.

ITEM 3.  NEWS RELEASE - News Release issued January 18, 2010 at Vancouver, BC.

ITEM 4. SUMMARY OF MATERIAL CHANGE - AMADOR GOLD CORP. (TSX-V:AGX) - announces, subject to regulatory approval, that it has amended and closed a private placement and added two directors to its Board.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE - AMADOR GOLD CORP. (TSX-V:AGX) - is pleased to announce an amendment to and the closing of a private placement previously announced December 18, 2009 and amended on January 4, 2010. The total number of units is increased from 23,500,000 to 25,540,250 for total proceeds of $2,043,220. Each of the flow through units consisted of one flow through common share and one non flow through non transferable share purchase warrant entitling the holder to purchase one additional common share for two years at the price of $0.10 per share. Each of the non flow through units consisted of one non flow through common share and one non-flow through, non transferable share purchase warrant entitling the holder to purchase one additional common share for five years at a price of $0.10 per share in years one and two, $0.15 per share in year three and $0.20 per share in years four and five. The units are priced at $0.08 per unit. Any shares issued pursuant to the private placement will be subject to a four month hold period.

         In connection with the transactions, cash commissions totalling $128,186 were paid to Research Capital Corp., Limited Market Dealer Inc., Haywood Securities Inc., Redplug Capital Corp. and Sylvia Wong Tang. Included in the private placement was the sale of 13,750,000 flow-through units to MineralFields Group.

         The proceeds of the private placement will be used for exploration expenditures on the Company's Ontario mineral properties as well as for general working capital.

         Mr. John de Jong has been appointed a director of Amador Gold Corp. effective December 29, 2009. Mr. de Jong has an extensive background in management, organizational protocols and project development which will serve the company well. He is the general manager of operations for Klondike Silver Corp in British Columbia and Yukon including Klondike Silver Corp's mining and milling operation at Sandon, BC. He is also a director of Abitibi Mining Corp., Chalice Diamond Corp., Golden Chalice Resources Inc., Kalahari Resources Inc., Klondike Gold Corp., Klondike Silver Corp., Sedex Mining Corp. and Zinccorp Resources Inc.

         Mr. Darcy Hughes has also been appointed a director of Amador Gold Corp. effective December 29, 2009. Mr. Hughes has been involved with mineral exploration since 1983 and has served on the boards of various publicly traded companies in the mining and petroleum exploration fields, as well as private mining and manufacturing companies. He is the VP Corporate Admin and owner of Pro CNC, a manufacturing business in Bellingham, Washington, and is a director of the following Hughes Exploration Group publicly traded mining companies; Abitibi Mining Corp., Amador Gold Corp., Chalice Diamond Corp., Golden Chalice Resources Inc., Klondike Gold Corp., Klondike Silver Corp. and Sedex Minerals Corp.

ITEM 6. RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 - Not applicable.

ITEM 7. OMITTED INFORMATION - The undersigned is aware of no information of a material nature that has been omitted.

ITEM 8. EXECUTIVE OFFICER - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

ITEM 9. DATE OF REPORT - Dated at Vancouver, British Columbia, this 18th day of January 2010.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       AMADOR GOLD CORP.
                                       (Registrant)


Date:    January 22, 2010              BY:  /S/ DIANA MARK
                                       -----------------------------------------
                                       Diana Mark, Assistant Corporate Secretary